UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

GAYLORD ENTERTAINMENT COMPANY

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

367905106

(CUSIP Number)

Michael G. Smith

TRT Holdings, Inc.

600 East Las Colinas Blvd.

Suite 1900

Irving, Texas  75039

Telephone: (214) 283-8500

Facsimile: (214) 283-8514

Copy To:

Glen J. Hettinger

Fulbright & Jaworski L.L.P.

2200 Ross Avenue, Suite 2800

Dallas, Texas 75201

Telephone: (214) 855-8000

Facsimile: (214) 855-8200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 9, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 367905106

1.	Names of Reporting Persons TRT Holdings, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,302,129

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 10,302,129

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,302,129

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 21.3%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 367905106

1.	Names of Reporting Persons Robert B. Rowling

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,306,629

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 10,306,629

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,306,629

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 21.3%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 367905106

The Schedule 13D filed on July 21, 2008 by TRT Holdings, Inc., a Delaware corporation (“TRT Holdings”), and Robert B. Rowling, an individual resident of the State of Texas (“Mr. Rowling” and, together with TRT Holdings, the “Reporting Persons”), relating to the common stock, par value $0.01 per share (the “Common Shares”), of Gaylord Entertainment Company, a Delaware corporation (the “Issuer”), as amended by Amendment No. 1 filed on January 15, 2009, Amendment No. 2 filed on January 23, 2009, Amendment No. 3 filed on January 28, 2009, Amendment No. 4 filed on March 11, 2009, and Amendment No. 5 filed on December 12, 2009 (the “Schedule 13D”), is hereby amended and supplemented as set forth below by this Amendment No. 6 to the Schedule 13D.  The Schedule 13D shall not be modified except as specifically provided herein.

For information required by Instruction C to Schedule 13D with respect to the executive officers and directors of TRT Holdings reference is made to Attachment I annexed hereto and incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

The 3,932,099 Common Shares described in Item 5 below were purchased by TRT Holdings with working capital in the open market on the New York Stock Exchange for an aggregate purchase price of $99,881,181, which excludes commissions of $131,970.

Mr. Rowling acquired an additional 4,500 Common Shares upon the vesting of a grant of restricted stock units on May 7, 2010.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a)           At the close of business on August 11, 2011, TRT Holdings beneficially owned 10,302,129 Common Shares and Mr. Rowling beneficially owned 10,306,629 Common Shares, each of which constitutes approximately 21.3% of the class outstanding.  The aggregate percentage of Common Shares reported beneficially owned by the Reporting Persons is based upon 48,401,015 Common Shares outstanding at July 31, 2011, according to the Issuer’s Quarterly Report on Form 10-Q filed on August 5, 2011.  TRT Holdings directly owns 10,302,129 Common Shares and Mr. Rowling directly owns 4,500 Common Shares as a result of the vesting of the grant of restricted stock units described above.  Mr. Rowling indirectly owns the 10,302,129 Common Shares that are owned by TRT Holdings due to his ownership of the shares of Class B Common Stock of TRT Holdings.

(b)           Each of the Reporting Persons, either directly or indirectly, has the power to vote or to direct the vote and to dispose or to direct the disposition of the Common Shares reported as beneficially owned by them in Item 5(a).

(c)           The table below specifies the date, amount and price of the Common Shares purchased by TRT Holdings during the past 60 days.  All transactions reflected in the table below were effected in the open market on the New York Stock Exchange.

Trade Date	Number of Common Shares	Average Price Per Common Share
August 9, 2011	508,400	$23.05	(1)
August 10, 2011	668,793	$24.11	(2)
August 10, 2011	43,507	$23.84	(3)
August 11, 2011	822,924	$27.19	(4)
August 11, 2011	1,417,660	$25.95	(5)
August 11, 2011	467,715	$25.15	(6)
August 11, 2011	3,100	$24.26	(7)

(1) The price reported for the Common Shares purchased on August 9, 2011 is the weighted average price. The Common Shares were purchased in multiple transactions at prices ranging from $22.98 to $23.50, inclusive. The Reporting Persons undertake to provide, upon request by the Staff of the Securities and Exchange Commission, full information regarding the number of Common Shares purchased at each separate price within the ranges set forth in this footnote.

(2) The price reported for these Common Shares purchased on August 10, 2011 is the weighted average price.  The Common Shares were purchased in multiple transactions at prices ranging from $23.89 to $24.885, inclusive. The Reporting Persons undertake to provide, upon request by the Staff of the Securities and Exchange Commission, full information regarding the number of Common Shares purchased at each separate price within the ranges set forth in this footnote.

CUSIP No. 367905106

(3) The price reported for these Common Shares purchased on August 10, 2011 is the weighted average price. The Common Shares were purchased in multiple transactions at prices ranging from $23.75 to $23.88, inclusive. The Reporting Persons undertake to provide, upon request by the Staff of the Securities and Exchange Commission, full information regarding the number of Common Shares purchased at each separate price within the ranges set forth in this footnote.

(4) The price reported for these Common Shares purchased on August 11, 2011 is the weighted average price. The Common Shares were purchased in multiple transactions at prices ranging from $26.50 to $27.50, inclusive. The Reporting Persons undertake to provide, upon request by the Staff of the Securities and Exchange Commission, full information regarding the number of Common Shares purchased at each separate price within the ranges set forth in this footnote.

(5) The price reported for these Common Shares purchased on August 11, 2011 is the weighted average price. The Common Shares were purchased in multiple transactions at prices ranging from $25.50 to $26.49, inclusive. The Reporting Persons undertake to provide, upon request by the Staff of the Securities and Exchange Commission, full information regarding the number of Common Shares purchased at each separate price within the ranges set forth in this footnote.

(6) The price reported for these Common Shares purchased on August 11, 2011 is the weighted average price. The Common Shares were purchased in multiple transactions at prices ranging from $24.50 to $25.49, inclusive. The Reporting Persons undertake to provide, upon request by the Staff of the Securities and Exchange Commission, full information regarding the number of Common Shares purchased at each separate price within the ranges set forth in this footnote.

(7) The price reported for these Common Shares purchased on August 11, 2011 is the weighted average price. The Common Shares were purchased in multiple transactions at prices ranging from $24.20 to $24.37, inclusive. The Reporting Persons undertake to provide, upon request by the Staff of the Securities and Exchange Commission, full information regarding the number of Common Shares purchased at each separate price within the ranges set forth in this footnote.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Shares.

(e)           Not applicable.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned persons, such persons certify that the information set forth in this statement is true, complete and correct.

Dated as of:  August 12, 2011

TRT Holdings, Inc.

By:	/s/ James D. Caldwell
Name:	James D. Caldwell
Title:	President

/s/ Robert B. Rowling
Robert B. Rowling

ATTENTION.
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

ATTACHMENT I

All of the directors and officers of TRT Holdings, Inc. (collectively referred to in this Attachment I as the “Covered Persons”) are citizens of the United States.  The names, business address, principal occupation of the Covered Persons, and the name, principal business and address of any corporation or other organization in which such employment is conducted, are set forth below.  During the last five years, to the best knowledge of the Reporting Persons, none of the Covered Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  Except for Robert B. Rowling (as set forth in the attached Schedule 13D/A) none of the other Covered Persons beneficially own any Common Shares of Gaylord Entertainment Company.  None of the Covered Persons has entered into any transactions with respect to the Common Shares of Gaylord Entertainment Company during the past 60 days.  To the best knowledge of the Reporting Persons there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Covered Persons and between the Covered Persons and any person with respect to securities of Gaylord Entertainment Company.

DIRECTORS

Name	Business Address	Office

Robert B. Rowling	TRT Holdings, Inc. 600 East Las Colinas Blvd. Suite 1900 Irving, Texas 75039	Director

David G. Adams	TRT Holdings, Inc. 600 East Las Colinas Blvd. Suite 1900 Irving, Texas 75039	Director

James D. Caldwell	TRT Holdings, Inc. 600 East Las Colinas Blvd. Suite 1900 Irving, Texas 75039	Director

Michael G. Smith	TRT Holdings, Inc. 600 East Las Colinas Blvd. Suite 1900 Irving, Texas 75039	Director

1

EXECUTIVE OFFICERS

Name	Business Address	Office

Robert B. Rowling	TRT Holdings, Inc. 600 East Las Colinas Blvd. Suite 1900 Irving, Texas 75039	Chief Executive Officer

James D. Caldwell	TRT Holdings, Inc. 600 East Las Colinas Blvd. Suite 1900 Irving, Texas 75039	President

David G. Adams	TRT Holdings, Inc. 600 East Las Colinas Blvd. Suite 1900 Irving, Texas 75039	Senior Vice President — Taxation and Assistant Secretary

Michael G. Smith	TRT Holdings, Inc. 600 East Las Colinas Blvd. Suite 1900 Irving, Texas 75039	Senior Vice President — Real Estate and General Counsel

R. Brandon Bean	TRT Holdings, Inc. 600 East Las Colinas Blvd. Suite 1900 Irving, Texas 75039	Chief Financial Officer

2